J. STEPHEN MILLS Attorney at Law
PO Box 281077 Nashville, TN 37228 315 Deadrick Street Nashville, TN 37203 615-476-1151 Steve@SteveMillslaw.com

May 24, 2022

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attn: Erin Donahue

Re:	Starfleet Innotech Inc.
Registration Statement on Form 1-A File Number 024-11844

Dear Ms. Donahue:

Please accept this letter as the formal request by Starfleet Innotech Inc. to qualify the Registration Statement filed by Starfleet Innotech Inc. on March 28, 2022.  This offering was approved as effective or cleared for sale by the Colorado Department of Regulatory Agencies on May 13, 2022. As such, we are requesting that the Securities and Exchange Commission qualify this offering effective 11:00 am on May 26, 2022 or as soon thereafter as practicable.

Please contact me if you have any questions.

Sincerely,

J. Stephen Mills